MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

May 3, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:   Heather Clark

 Melissa Raminpour

Re: Zev Ventures, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed March 28, 2018

File No. 333-205271

Dear Ms. Clark and Ms. Raminpour:

We are filing this correspondence regarding the annual report on Form 10-K (the “10-K”) in response to the letter, dated April 24, 2018, (the “Letter”), sent to Zev Turetsky, regarding Zev Ventures, Inc. (the “Company”). This response letter, along with the amended 10-K (the “10-K/A”), addresses the concerns you have expressed. The following numbered responses correspond to the comment number in the Letter.

Form 10-K for the Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 7

1. Please amend your filing to provide management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K.

We have filed the 10-K/A in order to comply with the reporting as required by Item 308(a) of Regulation S-K.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.
cc: Zev Turetsky
Chief Executive Officer, Zev Ventures, Inc.